[Santa Lucia Bancorp letterhead]

March 11, 2009

Via EDGAR

Justin Dobbie, Esquire

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Santa Lucia Bancorp
Registration Statement on Form S-1 (File No. 333-157442)

Dear Mr. Dobbie;

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Santa Lucia Bancorp, a California corporation (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-157442) which was filed with the SEC on February 26, 2009 (the “Registration Statement”).  The underlying transaction referenced in the Registration Statement, which was made between the Company and the United States Treasury, was entered into pursuant to the Capital Purchase Program (“CPP”) authorized under the Troubled Asset Relief Program (“TARP”).  The Registration Statement is meant to cover resales of certain of the securities issued to Treasury in the original transaction.  The United States Treasury has advised the Company’s counsel that the Registration Statement is not necessary at this time.   No amendments to the Registration Statement were ever filed and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  If you have any questions or comments about the foregoing, please call Kenneth E. Moore of Reitner, Stuart & Moore, the Company’s counsel at (805) 545-8590.

Very truly yours,

/s/ John Hansen
JOHN HANSEN
Chief Executive Officer
cc: Kenneth E. Moore, Esq.